Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

(Expressed in Canadian Dollars unless otherwise stated)

December 11, 2025

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp., for the three and six months ended October 31, 2025, should be read in conjunction with its audited consolidated financial statements and the notes thereto for the year ended April 30, 2025, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). Unless otherwise stated, all information contained in this MD&A is as of December 11, 2025.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY".

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

In executing its royalty strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire:

•
royalties on uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
•
uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production; and
•
off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025 provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Ancillary to its core business, the Company also seeks to identify and complete direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

The Company also engages in purchases and sales of uranium inventories from time to time. Purchases are made where the Company believes there is an opportunity to provide attractive commodity price exposure. Sales may occur from time to time based upon market conditions and the Company's liquidity requirements. Purchases may be made pursuant to its existing option under its strategic arrangement with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Uranium Market Developments

The uranium market is being driven by a macro demand for more electricity generation, an unprecedented global push for clean energy, geopolitical situations and under investment among other factors. A June 2025 study from ICF International Inc. projected that electricity demand in the United States will see a 25% increase by 2030 and near 80% increase by 2050. Demand to power data centers and artificial intelligence (AI) systems is continuing to increase with projections showing an increase of 300% expected over the next 10 years (Source:NEMA's Grid Reliability Study, April 7, 2025). The International Energy Agency's World Energy Outlook 2025 (“WEO 2025”) reported nuclear generation reached an all-time high in 2024. The WEO 2025 report noted that after decades of stagnation, global nuclear power capacity is set to increase by at least one-third by 2035. The WEO 2025 report also stated; “More than 40 countries now include nuclear energy in their strategies and are taking steps to develop new projects.”

There is a growing realization that the highly reliable, safe, economical baseload power nuclear energy provides should be a part of any clean energy platform. An increasing number of governments have announced that they are pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

In the United States, several pieces of bipartisan legislation have passed in recent years supporting nuclear energy development and expansion, including the Nuclear Fuel Security Act, the Advance Act, the Inflation Reduction Act, and the Big Beautiful Bill. In combination, these bills and other legislative efforts seek to encourage the restoration and rebuilding of a robust domestic fuel cycle in the United States.

On May 23, 2025 the President of the United States signed Executive Orders that include a policy objective to quadruple United States nuclear energy by 2050. These Executive Orders mark a historic level of policy support to rejuvenate the United States nuclear industry and its infrastructure, underscoring its importance as a matter of national security. The Executive Orders invoke the Defense Production Act and are intended to have significant positive policy and economic impacts on the domestic fuel cycle, reactor new builds, research and new technology advancements. Underscoring the Executive Orders, on October 28, 2025 announcements were made that the U.S. Government had entered a strategic partnership encompassing at least $80 billion for the construction of new nuclear reactors using Westinghouse technology.

Additionally, large technology companies like Nvidia, Microsoft, Meta, Google, Oracle and Amazon have announced significant nuclear energy commitments including that required for their data center energy demand with large investments in the clean, affordable and reliable power that nuclear energy provides.

Global uranium market fundamentals have shown major improvement in recent years as the market began a transition from being inventory driven to production driven. The spot market bottomed out in November 2016 at about US$17.75 per pound U3O8, but has since shown appreciation, reaching a high in 2024 of US$107.00 per pound U3O8. Since that time the spot uranium market retraced some of the advance, reaching a low of US$63.45 per pound U3O8 on March 17, 2025. That low proved to be short lived, and the uranium market has since rebounded, reaching US$84.00 per pound U3O8 in September of 2025 in the US. Since that time, the market has experienced a shorter-term pullback, trading on light volume with prices averaging US$79.73 from September 25, 2025 through October 31, 2025 inclusive. (Source: UxC LLC Historical Ux Daily Prices).

During the three months ended October 31, 2025, uranium prices averaged US$76.78 per pound U3O8 representing a 5.4% decrease compared to the average price of US$81.13 per pound U3O8 in the comparative three-month period ended October 31, 2024. As at October 31, 2025, the U3O8 price was US$82.20 per pound U3O8, representing a 2.75% increase from US$80.00 per pound at October

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

31, 2024. For the quarter ending October 31, 2025, uranium prices rose about 15.6% from US$71.10 to US$82.20. (Source: UxC LLC Historical Ux Daily Prices).

Relative underinvestment in uranium mining operations over the past decade has been a major factor contributing to a structural deficit between global production and uranium requirements. Reduced production from existing uranium mines has also been a contributing factor with some large producers cutting back and/or unable to reach previously planned production levels. In 2025 and 2026 the mid-case gap between production and requirements is projected to be 51 million pounds U3O8, and by 2035 accumulates to a total above 355 million pounds U3O8 (Source: UxC 2025 Q3 Uranium Market Outlook). For context, utilities in the United States purchased 55.9 million pounds U3O8 in 2024 (Source: United States Energy Information Administration, September 30, 2025 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also expected to be further reduced with western enrichers, reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, new production will be needed to meet future demand. The timeline for many new mining projects can be 10 to 20 years and will require prices high enough to stimulate new mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its State Atomic Energy Corporation, Rosatom, being a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions and United States legislation banning the importation of Russian nuclear fuel and the European Union’s goals to reduce and eventually eliminate its dependence on Russian fuel is causing a fundamental change to the nuclear fuel markets. As a result of the instability and assurance of supply risks, United States and European utilities are shifting supply focus to areas of low geopolitical risk.

Additionally, the United States Presidential Executive Order "Establishing The National Energy Dominance Council" noted one of its objectives is to "reduce dependency on foreign imports" for the United States' "national security" and recognized uranium as an "amazing national asset" (Source: The White House News & Update, February 14, 2025). The U.S. Geological Survey’s 2025 List of Critical Minerals includes Uranium and is receiving additional scrutiny as mandated by the Trump Administration's Executive Order initiating a new investigation under Section 232 of the Trade Expansion Act of 1962 to ensure imports are not in such quantities or circumstances as to threaten or impair national security and or economic resilience. This action being performed by the Department of Commerce could potentially lead to resumption of strategic uranium reserve purchases, or other remedies deemed supportive in increasing U.S. energy security.

On the demand side, the global nuclear energy industry continues robust growth, with 68 new reactors connected to the grid in 2015 through October of 2025, with another 70 reactors under construction – one of the highest levels in 30 years (WEO 2025). In 2024, construction started for eight new reactors, six new reactors were connected to the grid and four reactors were permanently shut down (Source: International Atomic Energy Association Power Reactor Information System – November 3, 2025). Total nuclear generating capacity for the world's 438 operable reactors as of November 12, 2025, stands at 397 GW (Source: World Nuclear Association). In November 2024, at the United Nations Climate Change Conference, six more countries joined the pledge to triple their nuclear capacity by 2050, bringing the total to 31 countries, further supporting additional growth for the nuclear industry and uranium demand. In addition, over 140 nuclear industry companies, 14 of the world's largest banks like Citibank, Morgan Stanley and Goldman Sachs, and at least 15 large energy users such as Microsoft, Amazon and Google have all pledged to support this goal in their investments and commercial activities.

Additionally, there is positive momentum from the utility industry as they return to a longer-term contracting cycle to replace expiring contracts. It is estimated that cumulative uncommitted demand through 2035 is more than 900 million pounds U3O8 (Source: UxC Uranium Market Overview Q3 2025). This utility demand, together with potential demand from financial entities, government programs and the overall increase in interest in nuclear energy as a source for growing electricity demand from artificial intelligence and data center applications, are continuing to add positive tailwinds to the strong fundamentals in the uranium market.

Recent Developments

Acquisition of Aberdeen Royalty

On June 4, 2025, the Company acquired a 2.0% gross revenue royalty on the Aberdeen project, located in Nunavut, Canada, from Forum Energy Metals Corp. ("Forum"). The purchase price paid by the Company under the transaction was $1.0 million in cash. Forum retains the right to buy back one-half of the royalty for $1.0 million within six months following the announcement of a successful pre-feasibility study and expires on June 4, 2032.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Physical Uranium

As at October 31, 2025, the Company held 2,379,637 pounds of U3O8 at a weighted average cost of US$59.73 per pound. As at April 30, 2025, the Company held 2,729,637 pounds U3O8 at a weighted average cost of US$59.73 per pound..

In November 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate of 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds and 100,000 pounds were delivered in October 2023 and July 2024, respectively. The delivery of the remaining 100,000 pounds for payment of approximately $6.8 million is expected to occur in January 2026. The delivery was originally scheduled to be delivered in April 2025 but was deferred to January 2026 by the parties.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Asset Portfolio

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Aberdeen(2)	Geiger Energy Corp.	NU, Canada	Thelon Basin	2.0% Gross Revenues Royalty
Anderson	Uranium Energy Corp. ("UEC")	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Churchrock	Laramide Resources Ltd. ("Laramide")	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns 6.0% Mine Price Royalty(1)
Cigar Lake / Waterbury Lake(1)(3)(4)	Cameco Corp. ("Cameco") / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Cree Extension(7)	Cameco	SK, Canada	Athabasca Basin	10% Net Profit Interest
Dawn Lake(1)(3)(5)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(1)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds 2% to 4% Gross Value Royalty
Energy Queen(1)	Energy Fuels Inc. ("Energy Fuels")	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula Energy Ltd. ("Peninsula")	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(1)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin Energy Ltd. ("Paladin")	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Millennium(7)	Cameco	SK, Canada	Athabasca Basin	10% Net Profit Interest
Reno Creek(1)(8)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(1)(9)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(10)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake and Russell Lake South(10)	Skyharbour	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Salamanca	Berkeley Energia Limited	Retortillo, Spain	Salamanca Uranium District	0.375% Net Smelter Returns
San Rafael(1)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(1)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% to 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
Royalty applies to only a portion of the project.
(2)
Royalty subject to the buy back right of the operator, whereby a 0.5% GRR may be repurchased for $1.0 million after the announcement of a successful pre-feasibility study, exercisable for a period of six months and expiring on June 4, 2032.
(3)
Royalty to decrease to a 10% NPI after 200 million pounds of uranium production from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.
(4)
Royalty applies to a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest.
(5)
Royalty applies to a 7.5% share of overall uranium production.
(6)
Royalty applies to an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
Royalty applies to an approximate 20.6955% participating interest in the project. The royalties on the Cree Extension and Millennium projects are represented by the same royalty instrument.
(8)
Royalty subject to a maximum amount payable of US$2.5 million.
(9)
Royalty subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.
(10)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Properties Underlying Company Interests

The following is a description of selected recent developments in the six months ended October 31, 2025, respecting the properties in which the Company holds royalties and is based upon the disclosure of the operators of such properties as indicated below.

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Cigar Lake – In its management’s discussion and analysis for the quarter ended September 30, 2025 ("Cameco Q3 2025 MD&A"), Cameco disclosed total packaged production of 4.0 million pounds U3O8 from Cigar Lake for the three months ended September 30, 2025, compared to 2.7 million pounds U3O8 in the same period of 2024. Cameco continues to forecast production of 18 million pounds in 2025 but have indicated that they may exceed this target by up to a million pounds U3O8 on a 100% basis.

As a profit-based NPI interest, the Company's royalty on this project is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

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McArthur River – In the Cameco Q3 2025 MD&A, Cameco disclosed total production of 3.2 million pounds U3O8 from McArthur River and Key Lake in the three months ended September 30, 2025, compared to 4.0 million pounds U3O8 in the same period of 2024. Cameco stated that the lower packaged production is primarily due to the delays experienced in transitioning into new mining areas at McArthur River in 2025 and, as a result of these development delays at McArthur River, the Key Lake mill was shut down from September 3 through October 17, impacting production in the third quarter and the first nine months, and resulting in lower expected production for 2025.

In the Cameco Q3 2025 MD&A, Cameco also disclosed that production from the McArthur River/Key Lake operation is now anticipated to be between 14 million and 15 million pounds of U3O8 in 2025 on a 100% basis, down from their previous forecast of 18 million pounds U3O8.

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Langer Heinrich – In its Quarterly Activities Report for the period ending September 30, 2025, Paladin reported quarterly production of 1,066,496 pounds U3O8 from the Langer Heinrich mine ("LHM") and total quarterly sales of 533,789 pounds U3O8 sold. The ramp-up at the LHM continues according to plan with total material mined 63% higher than previous quarter.

In its Annual Report for the fiscal year ended June 30, 2025, Paladin stated that operations at the Langer Heinrich Mine ramped up steadily throughout FY2025 following commercial production recommencing in March 2024. The mine processed over 3.6 million tonnes of ore during the year and production reached 3 million pounds U3O8 for the year. The average plant recovery rate of 84% reflects the steady progress made during the year as the mine team increased its capability to optimize plant performance. Sales for the year were 2.7 million pounds U3O8 and Paladin met all obligations under its contract book with its tier-one customers. The fourth quarter recorded the highest production levels since the restart of the mine, supported by the best crusher throughput since the plant was first constructed, consistent plant performance, and refined feed blend strategies.

Paladin stated updated mineral resources as at June 30, 2025, with; total Measured resources of 94.2 million pounds within 100.8 million tonnes of ore at an average grade of 425 ppm U3O8, total Indicated resources of 19.5 million pounds within 23.5 million tonnes of ore at an average grade of 375 ppm U3O8, and Inferred resources of 8.4 million pounds within 11.0 million tonnes of ore at an average grade of 345 ppm U3O8. Resources are compliant under the JORC Code (2012). A cut-off grade of 200ppm U3O8 applied to in-situ, with a cut-off grade of 250ppm U3O8 applied to stockpiles.

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Lance – In its Quarterly Activities Report for the quarter ended October 30, 2025, Peninsula stated that yellowcake production had commenced at the operation following pre-operational inspection by the Wyoming Uranium Recovery Program. Peninsula also stated revised future production guidance of up to 50,000 pounds U3O8 in 2025, between 400,000 and 500,000 pounds U3O8 in 2026, and between 500,000 and 600,000 pounds U3O8 in 2026. Peninsula further stated that Tees River Uranium Fund had invested A$22.5 million in the project, which represented an 18.4% undiluted ownership interest.
•
Aberdeen – On August 29, 2025, Baselode Energy Corp. ("Baselode") completed its acquisition of all of the issued and outstanding shares of Forum pursuant to a court-approved plan of arrangement. Pursuant to the arrangement, the combined entity continued, under the name "Geiger Energy Corporation".

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

•
Churchrock – On June 2, 2025, Laramide Resources Ltd. announced that the Crownpoint-Churchrock project had been designated as a covered project by the Federal Permitting Improvement Steering Council (Permitting Council) under the FAST-41 program, potentially streamlining its federal review process. The FAST-41 program gets its name from Title 41 of the Fixing America's Surface Transportation Act (FAST Act) which established the FAST-41 review process and the Permitting Council to implement it.
•
Dewey-Burdock– In a news release dated September 2, 2025, enCore announced that the Dewey-Burdock project had been designated as a covered project by the Permitting Council under the FAST-41 program, and that the Dewey Burdock project's Source and Byproduct Materials License (initially received in 2014), is now under timely renewal.
•
Michelin – In its Quarterly Activities Report for the period ending September 30, 2025, Paladin reported that the summer drilling program at the Michelin Project was completed across the project, testing nine targets. Paladin further stated that results from this program will be used as the basis for planning future drilling programs.
•
Roughrider - In its annual report for the year ended July 31, 2025, UEC stated that, in preparation for its proposed PFS, UEC drilled metallurgical holes across the West Zone, East Zone and Far East Zone at the Roughrider Project. The drill cores were collected to confirm metallurgical testing aimed at advancing the project toward the next stage of technical development. Metallurgical test work, initiated in January 2025, is being conducted by SGS Canada Inc. – Mineral Services at its laboratory in Lakefield, Ontario. In parallel, UEC has initiated a request for proposals to engage qualified firms for the preparation of the forthcoming PFS and related technical report summary for the Roughrider Project.
•
Whirlwind – On November 3, 2025, Energy Fuels announced in their third quarter results for the quarter ended September 30, 2025, that the Whirlwind Mine in Colorado was being prepared for production, as market conditions warrant.

At-the-Market Equity Program

The Company's current at-the-market equity program (the "ATM Program") commenced in August 2025 pursuant to the terms of an equity distribution agreement dated August 20, 2025 (the "2025 Distribution Agreement") entered into by the Company with a syndicate of agents. Under the ATM Program, the Company may distribute up to US$54 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion at the market price on the TSX or the Nasdaq, as applicable, at the time of sale.

During the three and six months ended October 31, 2025, the Company issued a total of 4,535,516 ATM Shares for aggregate gross proceeds of approximately $28.7 million (US$20.5 million) from sales conducted through the facilities of the Nasdaq (net proceeds US$20.1 million), and the Agents were paid aggregate commissions on such sales of approximately US$0.4 million, representing 2.00% of the gross proceeds of the ATM Shares sold.

Subsequent to October 31, 2025, the Company issued an additional 2,875,674 ATM Shares under the ATM Program for aggregate gross proceeds of $15.2 million (US$10.8 million) on the Nasdaq (representing net proceeds of US$10.7 million), and the Agents were paid aggregate commissions on such sales of approximately US$0.2 million.

Unless earlier terminated by the Company or the Agents as permitted therein, the 2025 Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$54 million (or the equivalent in Canadian dollars); or (b) September 5, 2027.

Strategic Investment in Yellow Cake plc and Uranium Option

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. These arrangements provide for, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at July 31, 2025. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the three and six months ended October 31, 2025, the Company had a net income of $2.1 million and $3.6 million, respectively, compared to net loss of $0.4 million and $2.6 million, respectively, for the same periods of 2024. As at October 31, 2025, the Company had working capital (current assets less current liabilities) of $271.6 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, demand for nuclear energy, including as a result of growing data center expansion, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Discussion of Operations

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($ '000)	($ '000)	($ '000)	($ '000)
Sales of uranium inventory	—	10,862	33,164	10,862
Royalty revenue	41	41	89	41
Cost of uranium inventory	—	(7,998)	(27,866)	(7,998)
Depletion	(29)	(30)	(72)	(30)
Gross profit	12	2,875	5,315	2,875
Office and administration	(1,879)	(1,469)	(3,171)	(2,849)
	—	—	—	—
Operating income (loss) for the period	(3,224)	122	(159)	(2,078)
Gain on disposal of short-term investments, net	4,066	—	2,350	—
Net income (loss) for the period	2,055	(428)	3,579	(2,586)
Gain (loss) on revaluation of short-term investments	2,207	(178)	2,646	(1,499)
Total comprehensive income (loss) for the period	4,209	(368)	6,207	(3,685)

Three months ended October 31, 2025, compared to three months ended October 31, 2024

The Company had a net income of $2.1 million in the three months ended October 31, 2025, compared to net loss of $0.4 million for the same period of 2024. The change from a net loss to a net income was primarily attributable to gain on disposition of short-term investments in the current period compared to lower gross profit on uranium sales in same period in the previous fiscal year, a change from a foreign exchange loss of $0.3 million to a foreign exchange gain of $0.6 million, a change in deferred income tax from an expense of $0.03 million in the three months ended October 31, 2024 to a recovery of $0.3 million in the current period, and a finance cost of $0.3 million related to a physical uranium sale and repurchase arrangement with a third party, in which the Company sold 160,000 pounds U3O8 for approximately $18.0 million (US$13.4 million) in August 2024 and repurchased 160,000 pounds U3O8 for approximately $19.1 million (US$13.7 million) in December 2024.

During the three months ended October 31, 2025, the Company incurred office and administration expenses of $1.9 million, compared to $1.5 million for the same period of 2024. During the current quarter, such expenses included investor communications and marketing expenses of $1.2 million (compared to $0.8 million for the same period in the prior fiscal year). The increase in marketing expenses resulted from higher marketing fees.

In the three months ended October 31, 2025, the Company incurred professional fees and insurance of $0.3 million, compared to $0.5 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance fees.

The Company had salaries and directors' fees of $0.3 million in each of the three months ended October 31, 2025 and 2024.

Share-based compensation expenses from the vesting of stock options granted to certain directors, officers, employees and consultants of the Company were $0.4 million in the three months ended October 31, 2025, compared to $0.3 million in the same period of 2024.

In the three month ended October 31, 2025, the Company recorded a gain on disposal of short-term investments of $4.1 million on disposition of its investment in Sprott Physical Uranium Trust ("SPUT") for net proceeds of $36.6 million. The Company initially acquired its investment position in the public offering launched by SPUT on June 20, 2025 for cash consideration of $34.2 million (US$25 million).

The Company recognized a foreign exchange gain of $0.6 million in the three months ended October 31, 2025, compared to a foreign exchange loss of $0.3 million in the same period in the previous fiscal year, primarily as a result of the translation of cash balance denominated in U.S. dollars.

The Company recognized a deferred tax recovery of $0.3 million in the three months ended October 31, 2025, compared to a deferred tax expense of $0.03 million for the same period in the prior fiscal year. The recovery in the current period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025 deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from a expense to an recovery was due to the increase in fair value of short-term investments.

During the three months ended October 31, 2025, the Company recorded a gain under other comprehensive income on revaluation of short-term investments of $2.2 million, compared to a loss of $0.2 million for the same period in the previous fiscal year. The increase in the current period was primarily related to an increase in the fair value of the common shares of Queen's Road Capital Investment Ltd. ("QRC"). The change in the prior quarter was due to the decrease in the fair value of publicly traded securities. Short-term investments are measured at fair value with references to the quoted share price in the market.

Six months ended October 31, 2025, compared to six months ended October 31, 2024

The Company had a net income of $3.6 million in the six months ended October 31, 2025, compared to net loss of $2.6 million for the same period of 2024. The change from a net loss to a net income was primarily attributable to the higher uranium sales volume in the current period compared to the same period in the previous fiscal year, gain on disposition of short-term investments in the current period, a change from a foreign exchange loss of $0.4 million to a foreign exchange gain of $0.7 million, a change in deferred income tax from an expense of $0.2 million in the six months ended October 31, 2024 to a recovery of $0.4 million in the current period, and a finance cost of $0.3 million related to a physical uranium sale and repurchase arrangement with a third party, in which the Company sold 160,000 pounds U3O8 for approximately $18.0 million (US$13.4 million) in August 2024 and repurchased 160,000 pounds U3O8 for approximately $19.1 million (US$13.7 million) in December 2024.

During the six months ended October 31, 2025, the Company incurred office and administration expenses of $3.2 million, which included $1.8 million of investor communications and marketing expenses, compared to $1.7 million for the same period in 2024.

In the six months ended October 31, 2025, the Company incurred professional fees and insurance of $0.7 million, compared to $0.8 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance fees.

In the six months ended October 31, 2025, the Company recognized share-based compensation expense of $0.5 million, compared to $0.4 million in the same period of 2024. This represents the vesting of share options issued by the Company to management, directors, employees and consultants.

In the six month ended October 31, 2025, the Company recorded a gain on disposal of short-term investments of $2.4 million on disposition of its investment in SPUT for net proceeds of $36.6 million

The Company recognized a foreign exchange gain of $0.7 million in the six months ended October 31, 2025, compared to a foreign exchange loss of $0.4 million in the same period of 2024, primarily as a result of the translation of the cash denominated in U.S. dollars.

The Company recognized a deferred tax recovery of $0.4 million in the six months ended October 31, 2025, compared to a deferred tax expense of $0.2 million for the same period in the prior fiscal year. The recovery in the current period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from an expense to a recovery was due to the increase in fair value of short-term investments.

During the six months ended October 31, 2025, the Company recorded a gain under other comprehensive income on revaluation of short-term investments of $2.6 million, compared to a $1.5 million loss for the same period in the previous fiscal year. The significant gain in the current period was primarily related to an increase in the fair value of the common shares of QRC. The change in the prior period was due to the decrease in the fair value of publicly traded securities held by the Company. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 20, 2025, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. During the six month ended October 31, 2025, the Company distributed ATM Shares for net proceeds of $28.1 million.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
October 31, 2025	41	2,055	0.02	—
July 31, 2025	33,212	1,525	0.01	—
April 30, 2025	4,688	(1,157)	(0.01)	—
January 31, 2025	4	(1,911)	(0.01)	—
October 31, 2024	10,903	(428)	(0.00)	—
July 31, 2024	—	(2,158)	(0.02)	—
April 30, 2024	12,228	3,814	0.03	—
January 31, 2024	15,160	3,518	0.03	—

Changes in net income (loss) from quarter to quarter are affected primarily by fluctuations in uranium inventory sales in each period, the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, foreign exchange difference and interest expense on the prior margin loan facility, professional fees and regulatory fees incurred for the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. The Company's positive net income in prior quarters was primarily the result of sales of uranium inventory and higher uranium prices.

Liquidity and Capital Resources

The following table sets forth selected balance sheet items for the Company as at October 31, 2025.

	As at	As at
	October 31, 2025	April 30, 2025
	($'000)	($'000)
Cash	72,533	12,935
Accounts receivable	63	42
Short-term investments	9,793	7,147
Inventories	189,899	217,501
Working capital (current assets less current liabilities)	271,627	237,141
Total assets	331,578	296,069
Total current liabilities	1,026	1,020
Accounts payable and accrued liabilities	968	968
Other payables	—	—
Total non-current liabilities	125	157
Shareholders' equity	330,427	294,892

As at October 31, 2025, the Company had cash of $72.5 million compared to $12.9 million at April 30, 2025. The increase in cash was primarily due to proceeds from ATM Shares sold of $28.1 million and the net cash generated in operating activities in relation to trading physical uranium of $27.9 million.

The Company's short-term investments increased from $7.1 million as at April 30, 2025 to $9.8 million as at October 31, 2025 as a result of an increase in the fair value of publicly traded securities held by the Company.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

As at October 31, 2025, the Company had uranium inventories of $189.8 million, compared to $217.5 million as at April 30, 2025. The decrease in inventories resulted primarily from the sale of physical uranium made during the period. The uranium inventory balance includes the Company's existing uranium inventories and the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty payments to be paid in-kind - October 31, 2025: $0.4 million (April 30, 2025: $0.2 million). During the six months ended October 31, 2025, the Company recorded a depletion of $0.2 million on the McArthur River royalty and an increase in inventory by the same amount. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The Company had accounts payable and accrued liabilities of $1.0 million as at October 31, 2025 and April 30, 2025.

As at October 31, 2025, the Company had working capital (current assets less current liabilities) of $271.6 million compared to $237.1 million as at April 30, 2025. Pursuant to the agreement with CGN, the Company is committed to purchase 100,000 pounds U3O8 for future payment of approximately $6.8 million in January 2026. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of sales of Common Shares, sales of short-term investments and uranium inventories, and the prior margin loan facility. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at October 31, 2025, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$183	$58	$125	$—	$—
Purchase of physical uranium	$6,775	$6,775	$—	$—	$—
Total	$6,958	$6,833	$125	$—	$—

Note:

(1)
Comprised of approximately $6.8 million relating to the purchase of 100,000 pounds U3O8 to be delivered and paid for in January 2026.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Cash Flows

	For the six months ended October 31,
	2025	2024
	($ '000)	($ '000)
Cash generated from (used in) operating activities	28,490	(22,774)
Cash generated from (used in) investing activities	1,687	(11,567)
Cash generated from financing activities	28,764	25,971
Effect of exchange rate changes on cash	657	201
Cash beginning of period	12,935	21,100
Cash end of period	72,533	12,931

Operating Activities

Net cash generated in operating activities during the six months ended October 31, 2025 was $28.5 million compared to $22.8 million net cash used from operating activities for the same period in 2024. The increase was primarily as a result of net cash received on selling physical uranium during the period compared to the purchase of physical uranium in the same period in 2024. The increase in cash generated in operating activities was partially offset by a decrease in accounts receivable from cash settlement of $13.8 million during the period 2024.

Investing Activities

Net cash generated in investing activities during six months ended October 31, 2025 was approximately $1.7 million compared to $11.6 million net cash used from investing activities for the same period in 2024. During the six months ended October 31, 2025, the Company acquired 1,456,028 units in the public offering launched by SPUT for $34.2 million and received net proceeds of $36.6 million from the disposal of the same investment. In addition, the Company purchased the Aberdeen royalty for $1 million.

Financing Activities

Net cash generated from financing activities during the six months ended October 31, 2025 was $28.8 million, compared to $26.0 million in the same period of 2024. During the six months ended October 31, 2025, the Company received proceeds of $28.1 million from ATM Shares sold. In the same period in 2024, the Company received proceeds of $7.7 million from the exercise of common share purchase warrants and options. In addition, the Company received proceeds of $18.0 million from the inventory financing arrangement.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2025, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the three and six months ended October 31, 2025 and 2024, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($ '000)	($ '000)	($ '000)	($ '000)
Management salaries	111	97	243	194
Directors' fees	56	47	114	93
Share-based compensation	316	195	377	243
Total	483	339	734	530

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

The Company estimates the attributable reserves and resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025 assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS, which was effective for the accounting period beginning on or after May 1, 2025:

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024 did not have a material impact on the Company's consolidated financial statements.

The following is the amendment to the accounting standard that has been issued but is not mandatory for the current year and has not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

Financial Instruments and Risk Management

At October 31, 2025, the Company's financial assets include cash, restricted cash, accounts receivable, and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

The Company's cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at October 31, 2025. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and accounts receivable. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada. For accounts receivable, the Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivable. The expected lifetime credit loss provision for accounts receivable is based on the credit exposure and the financial health of the counterparties and adjusted for relevant forward-looking information, as required. The lifetime expected credit loss allowance for accounts receivable is nominal as at October 31, 2025.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2025. The Company's working capital (current assets less current liabilities) as at October 31, 2025 was $272 million. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

Commodity price risk

The recoverability of the Company's physical uranium inventories is subject to changes in uranium prices. In addition, the Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $6.6 million on net loss for the six months ended October 31, 2025.

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at October 31, 2025, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $0.8 million on other comprehensive income.

Outstanding Share Data

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

As at the date hereof, the Company has 138,352,709 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Share Options

The outstanding share options as at the date of this MD&A are 2,116,838, and each share option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

As at October 31, 2025, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the United States Securities Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

The Company's management, including the Company's principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of October 31, 2025. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at October 31, 2025.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF, dated April 30, 2025, and other filings with the Canadian Regulatory Authorities available on SEDAR+.

Additional Information

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ and at www.sec.gov.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;
•
future events or performance;
•
the impact of general business and economic conditions;
•
future financial capacity, liquidity and capital resources;
•
anticipated future sources of funds to meet working capital requirements;
•
future capital expenditures and contractual commitments;
•
expectations respecting future financial results;
•
expectations with respect to the Company's financial position;
•
expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand;

•
expectations regarding supply and demand for uranium;
•
conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
•
expectations regarding the Company's business plans, strategies, growth and results of operations;
•
the financial and operational strength of counterparties;
•
production volumes;
•
mineral resources and mine life; and
•
governmental regulatory regimes with respect to environmental matters.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

•
market prices of uranium;
•
global economic and financial conditions;
•
global political conditions and trade policies;
•
demand for uranium;
•
uranium supply;
•
industry conditions;
•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;

•
future operations and developments on the properties in which the Company holds or may hold interests; and
•
the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

•
limited or no access to data or the operations underlying the Company's interests;
•
dependence on third party operators;
•
dependence on future payments from owners and operators;
•
a majority of the Company's assets are non-producing;
•
royalties, streams and similar interests may not be honoured by operators of a project;
•
defects in, or disputes relating to, the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests;
•
royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights;
•
project costs may influence the Company's future royalty returns;
•
risks faced by owners and operators of the properties underlying the Company's interests;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests;
•
volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine;
•
changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
any inability to attract and retain key employees;
•
disruptions to the information technology systems of the Company or third-party service providers;
•
litigation;
•
risks associated with First Nations land claims;
•
potential conflicts of interest;
•
risks related to mineral reserve and mineral resource estimates;

•
replacement of depleted mineral reserve;
•
the public acceptance of nuclear energy in relation to other energy sources;
•
alternatives to and changing demand for uranium;
•
the absence of any public market for uranium;
•
changes in legislation, including permitting and licensing regimes and taxation policies;
•
the effects of the spread of illness or other public health emergencies;
•
commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
•
risks associated with future acquisitions;
•
competition and pricing pressures;
•
any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
compliance with laws and regulations relating to environmental, social and governance matters;
•
macroeconomic developments and changes in global general economic, financial, market and business conditions, including as a result of changes in trade policies and regulations;
•
fluctuations in the market prices of the Company's investments;
•
liquidity in equity investments;
•
fluctuations in foreign exchange rate;
•
any inability to ensure compliance with anti-bribery and anti-corruption laws;
•
any future expansion of the Company's business activities outside of areas of expertise;
•
any failure to maintain effective internal controls;
•
negative cash flow from operating activities; and
•
the other risks described under "Risk Factors" in the Company's Annual Information Form for the year ended April 30, 2025 (the "AIF") and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at SEDAR+.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out under "Risk Factors" in the AIF.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or the mining disclosure rules under sub-part 1300 of Regulation S-K ("S-K 1300"), as applicable.

As a foreign private issuer that is eligible to file reports with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300, which is applicable to domestic issuers in the United States. Accordingly, United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

Investors are also cautioned that they should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

The owners and operators of certain projects underlying the Company's interests have prepared resource estimates, which are referenced herein or in the Company's other disclosure documents, under JORC and/or S-K 1300, which differ from the requirements of NI 43-101. Accordingly, information contained herein may contain descriptions of the projects underlying the Company's interests that differ from similar project information made available by other Canadian issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and six months ended October 31, 2025

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.